

March 23, 2023

Ezra Gardner
Chief Executive Officer
Gesher I Acquisition Corp.
Hagag Tower
North Tower, Floor 24
Haarba 28, Tel Aviv, Israel

> **Re: Gesher I Acquisition Corp.**
> **Form 10-K for the fiscal year ended September 30, 2022**
> **Filed December 29, 2022**
> **File No. 001-40897**

Dear Ezra Gardner:

We issued a comment to you on the above captioned filing on February 8, 2023. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by April 5, 2023.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve a material outstanding comment and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction